Exhibit 99.1

FF301 Page 1 of 9 v 1.0.2 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 April 2024 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: KANZHUN LIMITED (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 07 May 2024 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02076 Description Class A Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,800,000,000 USD 0.0001 USD 180,000 Increase / decrease (-) USD Balance at close of the month 1,800,000,000 USD 0.0001 USD 180,000 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02076 Description Class B Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.0001 USD 20,000 Increase / decrease (-) USD Balance at close of the month 200,000,000 USD 0.0001 USD 20,000 Total authorised/registered share capital at the end of the month: USD 200,000

FF301 Page 2 of 9 v 1.0.2 II. Movements in Issued Shares 1. Class of shares WVR ordinary shares Type of shares A Listed on SEHK (Note 1) Yes Stock code 02076 Description Class A Ordinary Share Balance at close of preceding month 750,800,811 Increase / decrease (-) -1,988,044 Balance at close of the month 748,812,767 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 1) No Stock code 02076 Description Class B Ordinary Share Balance at close of preceding month 139,630,401 Increase / decrease (-) -413,824 Balance at close of the month 139,216,577 Remarks: As at 30 April 2024, there are 888,029,344 ordinary shares issued and outstanding, comprising of 748,812,767 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares (excluding the 2,124,160 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans).

FF301 Page 3 of 9 v 1.0.2 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02076 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2020 Share Incentive Plan (Share Incentive Plan adopted in September 2020 and amended and restated in May 2021) 51,606,644 Exercised -112,116 Cancelled -39,500 51,455,028 112,116 51,455,028 General Meeting approval date (if applicable) 2). Post-IPO Share Scheme (Share Incentive Plan adopted on 14 December , 2022 as amended from time to time) 0 0 58,712,768 General Meeting approval date (if applicable) Total A (WVR ordinary shares A): 112,116 Total funds raised during the month from exercise of options: USD 0 Remarks: The exercise of 112,116 share option was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuance upon the exercise of vested awards granted under the Share Incentive Plans. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301 Page 4 of 9 v 1.0.2 (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Class of shares issuable WVR ordinary shares Type of shares A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02076 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2020 Share Incentive Plan - restricted share unit (Share Incentive Plan adopted in September 2020 and amended and restated in May 2021) 0 12,640,358 2). Post-IPO Share Scheme - share awards 125,000 23,381,626 Total D (WVR ordinary shares A): 125,000 Remarks: As of 30 April 2024, (i) nil restricted share unit were granted under 2020 Share Incentive Plan during the month, and nil share awards were granted under Post-IPO Share Scheme during the month. (ii) nil restricted share unit granted under 2020 Share Incentive Plan were vested and settled during the month, and 125,000 share award granted under Post-IPO Share Scheme were vested and settled during the month. (iii) 63,238 restricted shares units granted under 2020 Share Incentive Plan were cancelled during the month, and 116,070 share awards granted under Post-IPO Share Scheme were lapsed during the month.

FF301

(E). Other Movements in Issued Share

1. Class of shares issuable (Note 5 and 6)	WVR ordinary shares	Type of shares	A	Shares issuable to be listed on SEHK (Note 1, 5 and 6)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)	02076				

Type of Issue		At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
		Currency	Amount				
1).	Repurchase of shares			02 April 2024	26 June 2023	-2,638,984	
2).	Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares			02 April 2024		413,824	

2. Class of shares issuable (Note 5 and 6)	WVR ordinary shares	Type of shares	B	Shares issuable to be listed on SEHK (Note 1, 5 and 6)	No
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)					

Type of Issue		At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
		Currency	Amount				
1).	Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares			02 April 2024		-413,824	

Total E (WVR ordinary shares A): -2,225,160

Total E (WVR ordinary shares B): -413,824

Remarks:

(i) The 2,638,984 shares that are represented by a total of 1,319,492 ADSs repurchased from the Nasdaq Global Select Market on December 5, 6, 7, 19, 20 and 21, 2023 and March 27, 2024 were cancelled on April 2, 2024.

(ii) Class A: 2) & Class B: 1) Subsequent to the cancellation of the repurchased of 2,638,984 class A ordinary shares on April 2, 2024, the weighted voting rights ("WVR") beneficiary of the Company, simultaneously reduced his WVR in the Company proportionately by way of converting his class B ordinary shares into class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Total increase / decrease (-) in WVR ordinary shares A during the month (i.e. Total of A to E): -1,988,044

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FF301 Page 6 of 9 v 1.0.2 Total increase / decrease (-) in WVR ordinary shares B during the month (i.e. Total of A to E) -413,824

FF301 Page 7 of 9 v 1.0.2 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 8 of 9 v 1.0.2 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Liang Huaiyuan Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 9 of 9 v 1.0.2 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “class of shares issuable” should be construed as “class of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”